Dicerna Pharmaceuticals, Inc. 87 Cambridgepark Drive Cambridge, MA 02140 617-621-8097 Fax 617-612-6298 www.dicerna.com

May 7, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards, Attorney Advisor

Re:	Dicerna Pharmaceuticals, Inc. Registration Statement on Form S-3
(File No. 333-223778)

Dear Mr. Edwards:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dicerna Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement referred to above so that it may be declared effective at 4:00 p.m., Washington, D.C. time, on May 9, 2018, or as soon thereafter as practicable.

If you have any questions regarding the foregoing, please call Sam Zucker of Sidley Austin LLP, counsel to the Company, at (650) 565-7111.

We appreciate your assistance in this matter.

Sincerely, DICERNA PHARMACEUTICALS, INC.

By:	/s/ Douglas M. Fambrough, III, Ph.D.
Name: Douglas M. Fambrough, III, Ph.D. Title: Chief Executive Officer and Director

cc:	John Green, Dicerna Pharmaceuticals, Inc.

Sam Zucker, Sidley Austin LLP